SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH RELATING TO

Dollar Denominated 9 5/8% Senior Notes due 2012
and
Euro Denominated 10 1/8% Senior Notes due 2012

of

SMURFIT KAPPA FUNDING PLC

April 23, 2007 — Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), announced the results of its cash tender offer (the “Tender Offer”) for up to $208,000,000 of its outstanding 9 5/8% Dollar Senior Notes due 2012 (the “Dollar Notes”) and up to €98,000,000 of its outstanding 10 1/8% Euro Senior Notes due 2012 (the “Euro Notes,” and together with the Dollar Notes, the “Notes”).

As of the Expiration Date, April 23, 2007, $278,040,000 in aggregate principal amount of the Dollar Notes and €104,718,000 in aggregate principal amount of the Euro Notes had been validly tendered in connection with the Tender Offer. As a result, the Company intends to accept for payment on April 24, 2007 all Notes validly tendered and not withdrawn at or prior to the Expiration Date on a pro-rata basis of approximately 0.74809 and 0.93585, respectively, such that the aggregate principal amount of all Dollar Notes and Euro Notes purchased shall not exceed the applicable maximum purchase amount. The pro rata aggregate principal amount of the Dollar Notes or the Euro Notes, was rounded to the nearest denomination of $1,000 for the Dollar Notes and €1,000 for the Euro Notes.

The Company expects to make payment on April 24, 2007 (the “Settlement Date”). Following the Settlement Date, $72,119,000 in aggregate principal amount of the Dollar Notes and €33,070,000 of the Euro Notes will remain outstanding. This Announcement includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. Actual events or results may differ materially from those made in, or suggested by, the forward-looking statements contained in this Announcement.

Deutsche Bank AG, London Branch acted as exclusive dealer manager in connection with the Tender Offer.

Dealer Manager:

Deutsche Bank AG, London Branch
Liability Management Group
Tel: +44 (0)20 7545 8011
email:  liability.management@db.com

Tender Agents and Depository Agent:

Deutsche Bank AG, London Branch
TSS — Restructuring Services Group
Tel: +44 20 7547 5000
email:  xchange.offer@db.com

Deutsche Bank Luxembourg S.A
TSS — Restructuring Services Group
Tel: +352 421 22 460

Information Agent

D.F. King & Co., Inc.
Banks and Brokers call: +1 212 269-5550 (collect)
All others call toll free: +1 800 859-8511

OFFER RESTRICTIONS

This Announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. No recommendation is made as to whether holders of the Notes should tender Notes.

Neither this Announcement nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.  The distribution of this Announcement or the Offer to Purchase in certain jurisdictions may be restricted by law.  Persons into whose possession this Announcement or the Offer to Purchase come are required by each of the Company, the Dealer Managers, the Tender Agents and the Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom. This document is for distribution and must be passed on only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43(2) of the Financial Promotion Order (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom this document and such documents or materials can otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).  This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy.  Neither the Offer nor any of the information contained herein constitutes an offer or an invitation to offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes, within the meaning set forth in articles 1, lett. (v), and 102 ff., of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. Tenders should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported tender. Accordingly, copies of the Statement and any related documents may not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in or into or from the Republic of Italy. Any person who may have a legal or contractual obligation to forward the Statement and any related documents in the Republic of Italy should read the Statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa in respect of the Offer. Accordingly the Notes may not be tendered or sold in the Republic of Italy and neither the Statement nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

Belgium.  In Belgium, the Offer is not, directly or indirectly, being made to, or for the account of, any person other than to professional or institutional investors referred to in article 3, 2° of the Belgian royal decree of July 7, 1999 on the public character of financial operations, each acting on their own account.  This document has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and, accordingly, may not be used in connection with any offer if Belgium except as may otherwise be permitted by law.

France.  The Offer is not being made, directly or indirectly, to the public in France. Only qualified investors (Investisseurs Qualifiés), as defined in Article L. 411-2 of the French Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998 are eligible to accept the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer